Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

This filing relates to the proposed merger involving Sonic Solutions (the “Sonic”) and DivX, Inc. (“DivX”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2010, among Sonic, Siracusa Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Sonic, Siracusa Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Sonic, and DivX. The following is a transcript of a conference call conducted by Sonic and DivX on June 2, 2010 relating to the proposed merger:

SONIC SOLUTIONS/DIVX, INC.

Moderator: Nils Erdmann

June 2, 2010

9:15 a.m. CT

Operator:	Good day, ladies and gentlemen, and welcome to the Sonic-DivX conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the conference, please press star, then zero, on your touchtone telephone. As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Nils Erdmann, Vice President of Investor Relations at Sonic Solutions.

Nils Erdmann:	Good morning, and thank you for joining us for this call to discuss Sonic Solutions’ recently announced acquisition of DivX. I’d like to inform all participants that this call is being recorded.

With me on today’s call are Dave Habiger, President and Chief Executive Officer, Sonic Solutions; Paul Norris, Executive Vice President, Chief Financial Officer and General Counsel, Sonic Solutions; Kevin Hell, Chief Executive Officer, DivX; and Dan Halvorson, Chief Executive Officer and Executive Vice President, Operations, DivX.

Before I hand the call over to Dave, I’ll review our safe harbor statement. During the course of this call, we may make forward-looking statements within the meaning of the federal securities laws. All statements other than those of historical fact are forward-looking statements. All forward-looking statements are made as of today, based on current information and expectations, and are inherently subject to change.

We ask that you review these cautionary statements in today’s press release and refer to Sonic’s and DivX’s recent and upcoming filings on Form 10-K and 10-Q for a more detailed discussion of the relevant risks and uncertainties that would cause actual results to differ from these forward-looking statements.

Sonic Solutions and DivX undertake no obligation to review or update any forward-looking statements. Actual results may differ from these forward-looking statements. Sonic – actual results may differ materially and adversely to those in our forward-looking statements due to various factors.

Today’s press release, as well as a replay of this conference call can be found on our Web site at www.Sonic.com under “About Sonic-Investor Relations” as well as on the DivX Web site at www.DivX.com under “Investors.”

With that, I’d now like to introduce Dave Habiger.

Dave Habiger:	Thanks, Nils.

Hello to everyone, and thank you for joining us. As you know, earlier today we announced that Sonic has entered into a definitive agreement to acquire the business of DivX, a leader in Internet-delivered digital video.

We believe this combination will greatly accelerate our premium content strategy. Our mission is to make it easier for retailers, Hollywood studios, consumer electronics manufacturers and online merchants to more easily deliver premium content over the Internet.

DivX will deepen and expand our existing relationships with the Hollywood studios, with our storefront partners and especially with our consumer electronics partners. In many ways, DivX is the perfect complement to Sonic. Let me highlight four of the most significant reasons why we are very excited by this announcement.

First, adding DivX operations to Sonic should be very accretive to our shareholders. Our pro forma modeling includes DivX revenues, and taking into account cost synergies, indicates that in fiscal year 2012, the combined company should record revenues on the order of $250 million and non-GAAP earnings per share of more than 40 cents, roughly double what might be expected from Sonic alone. If we are successful in using our enhanced position to grow revenues further, the results could be even better.

Second, DivX will accelerate our partnering with consumer electronics companies, a key element in our over-the-top premium content start. DivX maintains contracts, certification and delivery relationships with over 150 consumer electronics manufacturers and suppliers worldwide.

Virtually every company in the consumer electronics community is a DivX customer. The DivX codec and DivX CRM are deployed on over 300 million devices shipped into the market worldwide, including DVD players, Blu-ray disc players, mobile phones and digital televisions shipped to almost every country in the world. DivX relationships, and its high profile in the CE space, will be extremely valuable as we scale our RoxioNow premium content service across greater and greater numbers of connected devices.

Third, DivX brings significant technology assets to Sonic. DivX, along with its main content subsidiary, is at the forefront of DRM protected H.264 video development, supplying many of the world’s leading companies including Adobe, Google and many others with professional encoding and decoding technologies.

The DivX format incorporates one of the few digital rights management solutions to receive approval from major Hollywood studios. Having DivX in our family increases our flexibility to respond to the needs of our storefront and CE partners.

Further, DivX TV is an emerging and exciting platform for delivering a range of content and services, offering over the Internet directly to consumer living rooms – pardon me, offering over the Internet directly to consumer living rooms and will enable Roxio to shorten the deployment cycle on the CE devices for its retail partners worldwide.

Fourth, DivX has successfully created and nurtured a loyal Web-based consumer following. Its massive audience of media enthusiasts is not only an ideal group to which we can extend our RoxioNow premium content platform, but it also a community to which we can bring our large portfolio of Roxio consumer video and audio products.

More broadly, we believe the combination of DivX with Sonic will create what we call a true digital virtuous cycle. DivX-encoded content drives demand for DivX- certified devices, which then offer the highest quality playback. Millions of DivX devices in the field encourage studios and consumers to create more content in the DivX format, which in turn drives downloads of DivX technology and further proliferation of DivX-enabled devices.

In the process, and ecosystem is created, ensuring that wherever the DivX brand is seen, high-quality, high-compatibility playback of DRM protected content is possible.

In summary, we believe this union makes overwhelming strategic sense. DivX and Sonic have cooperated in a number of areas in the past, and our mission statements both touch the same basic tenets – delivery of premium entertainment anytime, anywhere on any device. Hollywood has embraced digital delivery, and this combination puts us at a much stronger position just at the right moment.

I’d now like to turn the call over to Kevin Hell, CEO of DivX, who will provide his perspective on the transaction and the opportunities created through this union.

Kevin?

Kevin Hell:	Thanks, Dave.

From the beginning, we at DivX have been working to create a better media future that lets consumers connect to the entertainment content they care about on any kind of device. Over the past decade, we have made significant progress in the following three areas.

First, we have seen over 300 million devices shipped into the global market, from all major CE OEMs, spanning all categories of CE devices. From day one, all of these devices have contained DivX video technology and DRM.

Second, we have received format approval from five major Hollywood studios as well as retail distribution from seven partners worldwide.

And third, we have built a huge global community of passionate consumers who have proactively chosen DivX software to enjoy a high-quality video experience on the PC and beyond, resulting in over 500 million downloads of our software, 1.8 billion player launches per year and over 12 million unique visitors to our Web site per month.

Sonic and DivX are both market leaders in digital media and share a common vision about a better media future for consumers, and this is an opportune time to capitalize on the market’s rapid development. The digital media landscape has reached a critical inflection point, and by combining our products, technologies, partnerships and talented employees, we accelerate the creation of a complete end-to-end delivery platform of expanded reaching capacity.

We also share similar cultures and both recognize the tremendous market opportunity that lies ahead for Internet video services. In addition, as we merge these two businesses, we will be extremely well positioned to serve existing customers, attract new partners and increase our market presence and potential.

As such, we are extremely excited about combining forces with Sonic. And with that, I’d like to turn the call over to Paul Norris, who will address the financial impact of this deal and touch on some of the highlights from Sonic’s fourth quarter. Afterward, we’ll open the call to questions.

Paul?

Paul Norris:	Thanks, Kevin.

Under the terms of the agreement, approved by the board of directors of both companies, Sonic will acquire all the outstanding shares of DivX and merge DivX operations into those of Sonic. DivX shareholders will receive a combination of cash and stock.

For each share of DivX they hold, shareholders will receive $3.75 in cash and 0.514 shares of Sonic stock. The merger is subject to approvals of the shareholders of both companies as well as applicable regulatory approvals and customary closing conditions. It’s expected to close at the end of September.

As those of you who follow Sonic know, we’re scheduled to release tomorrow our fourth quarter and fiscal year 2010 results. Because of this announcement today, we thought it would be useful to preview that earnings report. Tomorrow we will not host our earnings conference call announced earlier, but we will distribute our usual earnings release, including some of the supplemental information that we ordinarily provide during the live call.

On that note, for the fourth quarter of fiscal 2010, Sonic recorded $26.4 million in revenue, $1.2 million in net income, or 4 cents per fully diluted share on a GAAP basis. Sonic’s RoxioNow digital entertainment platform showed excellent growth during the March quarter. Monthly transactions doubled between December and March as new devices came into the market.

In fact, more new users activated their service in the March quarter than all of the activations since we launched in May 2009. Our attach rates are ramping also, surpassing 5 percent on devices where over-the-top services are actively marketed. As of today, our platform is accessible on over 3 million devices, including Blu-ray players, connected digital TVs and DVRs and media adapters, and we are on track to exceed 30 million devices by this time next year.

Our guidance for our seasonally lighter June quarter is for approximately $25 million in revenue. We do expect that deferred revenues, which are indicative of signed agreements with customers where we aren’t yet able to recognize the revenues, will increase by $1 million to $3 million for the June quarter.

With that, back to you, Dave.

Dave Habiger:	Thank you, Paul.

At this point, we will open calls up, Operator. Thanks.

Operator:	If you have a question at this time, please press star, then one, on your touchtone telephone. If your question has been answered, or you wish to remove yourself from the queue, please press the pound key.

And our first question comes from Paul Coster from JPMorgan.

Paul Coster:	Thank you, good morning, and congratulations. I’ve got a few questions.

First of all, Dave, perhaps you can talk a little bit about the use of the brand. Obviously the DivX brand is out there, and you can’t – you can’t withdraw it from 300 million devices. So what are you going to do moving forward with the brands?

Dave Habiger:	Thanks, Paul. You know I think we’ll probably get into more detail in future calls on that, but I don’t anticipate any major – the brand is certainly a good brand and is meaningful on those devices. But we’ll go into more detail as we get into the close and launch of the business.

Paul Coster:	OK, just (taking) the box here, do you foresee any antitrust issues at all?

Dave Habiger:	No, we don’t.

Paul Coster:	The synergies that you describe – above the line, I can see what they are. Below the line, can you just give investors some sense of what you might see there?

Dave Habiger:	Let’s see – below the line, so from a cost perspective?

Paul Coster:	Yes.

Dave Habiger:	Yes, I think, you know obviously we’ve got a lot of – we’re two public companies, so there’s clearly some public company overlap. And we’re both in the same industry. So I think that it’s certainly going to be some cost savings between the two organizations. I don’t think it’s – you know there’s nothing you know dramatic here.

This is a – this is a – DivX has a really talented group of people, Sonic does, we’re developing two different types of technology. But I think if you look at the guidance and the numbers we give that clearly there are some operational cost savings. And we’ll certainly you know be taking advantage of those.

Paul Coster:	I believe DivX had about $135 million of cash and cash equivalents from the balance sheet, about $4 and change. And you just remind us what Sonic had on its balance sheet?

Paul Norris:	Yes, hi, Paul, this is Paul Norris. We have about 50 – mid-50s of cash on our balance sheet as of the end of the quarter.

Paul Coster:	OK, got it. Thank you very much.

(Dave Habiger):	Thanks, Paul.

Operator:	Our next question comes from the line of Eric Wold with Merriman.

Eric, your line is open.

Eric Wold:	Sorry, I was on mute. Not to ask a question that’s non-DivX-related – obviously it’s a key part of this call, but since we’re not having a call tomorrow, can you update us kind of where we are on the CinemaNow/RoxioNow kind of rollout and what trends you’re seeing from the devices where it is attached? And then, I know you typically can’t say much, but whatever you can say about you know the pending Best Buy launch or kind of thoughts around how that’ll go.

Dave Habiger:	Sure, we covered some of that in the – in the prepared remarks, but I’ll highlight a couple of those that I think are important. And certainly we’re trying to combine the two calls, given that it makes it easier to have this call if we talk to some of the quarter results.

The long and short of it is, we’re extremely happy with the attach rates. We’re very happy with the rollout. We’ve exceeded our 3 million unit projection. The rollout with Best Buy has been everything we expected, and the relationship is deeper and stronger as time moves on. I’m confident that you can assume deals like this don’t happen unless we think they’re very good for our retailers as well, so this an important move for the Best Buys and Blockbusters of the world as well as, I think, our studio customers. So that’s moving well.

I’d say the attach rates – we’ve given some indication there. They continue to rise. I think that’s in part due to you know Blockbuster doing a very good job articulating their offering, and they continue to do a great job of delivering probably one of the best experiences out there as far as video quality and usability. When the Best Buy team launches, I’m expecting that you’ll find that using our technology, they will have a very good, compelling experience and do a very good job of educating the market.

Eric Wold:	And do you have any sense, or is this more of a Best Buy question, in terms of that launch, how it’s going to initially kind of be on LG, (kind of) the timing of other devices being put through there?

Dave Habiger:	Yes, I think we have to just – we’re going to defer to Best Buy and their public comments. I think what they’ve publicly said thus far is that it’s – you know they’re planning on all the devices in their store. Obviously DivX is already on you know PlayStation and a lot of – a lot of – as Kevin mentioned, almost every CE device you can think of.

So, this certainly helps us accelerate deployment, because we now have legacy devices as well as future devices. The commentary that I believe Best Buy has publicly given so far is that they’ll be launching this month, and it will continue to launch in more meaningful and dramatic ways going in through the fall and into the holidays.

So you should expect that it’s a very large platform of devices. And outside of that, I’m going to – I’m going to stick with Best Buy’s public comments and defer to them outside of – for anything else.

Eric Wold:	OK, and back to the DivX, when you made – when you made the comment that you guys are now on track to – you come in above the 30 million devices by this time next year, by June 2011, is that kind of you know not including the impact of DivX? Would that have kind of been the case without DivX? And how does DivX you know kind of accelerate that, improve that, or does that – and does the DivX transaction come into play with any of the agreements you already have with these OEMs and kind of you know alter them, accelerate them, anything like that?

Dave Habiger:	I think it’s fair to say that what we’re doing dramatically accelerates DivX’s goals, and their offering is much more valuable when they’re in their negotiations, presumably. And you can imagine that their technology and enterprise software for the actual streaming and delivery of this content is going to accelerate our deployment.

So that 30 million, specifically, is non-DivX – those are RoxioNow platform devices. But certainly, we’re going to have a better – we’re going to accelerate those kind of numbers based on this relationship. It helps both of our businesses.

Kevin Hell:	Yes, just to expand on the DivX side, we’ve talked about we have, well over now, 300 million devices out there in the marketplace that have our digital rights management inside. And we’ve been in partnership with Sonic on the RoxioNow platform for quite some time delivering content that can play back on those devices. They don’t need to be connected to the Internet.

And that devices list continues to grow rapidly. For those of you who have been following the DivX business, we started off in DVD players, but we’ve rapidly seen growth now in a variety of emerging product categories in terms of Blu-ray players, digital telephones – I mean, digital TVs, mobile phones, set-top boxes, Sony PlayStation 3. So we have a broad range of devices that are expanding rapidly.

And now the combination of the RoxioNow services with this device footprint, will allow us to accelerate that licensing business, particularly in the U.S., where we’ve had lower penetration in the past.

Eric Wold:	Perfect, and then the last question – I want to make sure on this – the finances. So when you – when you mentioned that it’s – you could see you know 40 cents-plus of non-GAAP EPS in 2012, you know just to make sure I understand, what exactly goes into the difference between GAAP and non-GAAP, and is that – is that kind of using Sonic’s definition, or is that using kind of what DivX had? I just want to make sure I understand that.

Dave Habiger:	Yes, I’m going to give that one to Paul, but I think at this point, we’re going to – you know we’re not going to break that out.

But, Paul, do you want to comment – anything you want to add?

Paul Norris:	Yes, we’re not going to give a great deal of detail on that. The main things that you’re pulling out from that are the share-based compensation numbers and the purchase accounting for the acquisition.

Eric Wold:	Perfect, OK, thank you, guys.

(Dave Habiger):	Thanks, Eric.

Operator:	Our next question comes from the line of Steve Frankel with Brigantine.

Male:	Hello, Steve.

Steve Frankel:	I wanted to go back to your comment that attach rates are north of 5 percent for quote/unquote devices that are actively marketed. What’s the overall attach rate, and what do you mean by “actively marketed”?

Dave Habiger:	What we’re trying to do is – “actively marketed” means, well, the kind of things you would see. So you can imagine that PC – we’re really trying to focus on CE devices, which we think are meaningful. And that’s where we want to draw your attention. We are – we are trying to weed out the outliers that – you know there are probably devices where we were – extremely high attach rate, but they might not be – you know they ship in such low volume that it’s – it doesn’t – it skews the number, or it doesn’t – we don’t think it’s a good number to use.

Or there are some legacy stuff – you know devices that we might ship on where, for the most part, it was deployment where we – no one knew about it, and it was never promoted. So we’re trying to give you a good, real number to work with.

Steve Frankel:	OK, and that 5 percent compares to what the previous quarter?

Dave Habiger:	The numbers we gave you in the past were – we got – like if you went to our last public call, I believe we said it was in the three – you know three range, moving towards four. So we kind of gave you a – you know you – I think you would probably would have come up with a 3-1/2-ish type number.

Paul Norris:	Yes, Steve, this is Paul jumping in. We had sort of a similar formulation last quarter where we talked about certain devices in excess of 4 percent with a – I don’t remember the exact phrasing, but at a similar feel toward the active marketing and some of the new devices that in particular Blockbuster was promoting at that time.

Steve Frankel:	OK, and how strategic is DivX TV to the combined company?

Dave Habiger:	I think it’s important. It’s clearly a space that – the technology is important, and I think that there are multiple dimensions of it that will probably accelerate in some areas where we will probably adjust our strategy around that.

But I want to – it’s probably important to be clear that DivX TV, from our perspective, sits into all of the other – a lot of different solutions out there. So if you look at things like Google TV, you know this is a system on a (inaudible) implementation that would marry up nicely with some of the other platforms that you’d see on a variety of CE devices.

So we’ll go into a lot more detail obviously post-close and as we lay out specific product strategies and roadmaps. But it’s important, and at the moment appears to be highly complementary to several other initiatives that help consumers find content.

Kevin Hell:	And from – and from the DivX perspective, I think that you know the RoxioNow platform and the partners with RoxioNow retailers are only going to help, from a content offering perspective, to drive DivX TV adoption across the CE footprint.

Steve Frankel:	OK, and then one last question. On your guidance of $25 million for the June quarter, what kind of year-over-year decline in the core Roxio business does that imply?

Paul Norris:	Steve, we’re going to be releasing our normal press release with a lot more detail around the quarterly results in the next day or so. We don’t have that information at this call.

Steve Frankel:	OK, thank you. That’s it for me.

Operator:	Our next question comes from the line of Ralph Schackart with William Blair.

Ralph Schackart:	Good morning. Question just on the device rollout. Dave, I think your team has talked about three – going to 30 million devices June 2010 to June 2011. And if sort of the key strategic reason to acquire DivX is to accelerate the rollout, and they’re on 300 million devices, how should we think about your device rollout numbers going forward? I mean, it’s logical to assume it’s going to be multiples of that 30 million going forward, if that was sort of one of the genesis of the acquisition here?

Dave Habiger:	Yes, I think you want to put them in different buckets. So think of that 30 million as our RoxioNow platform. And DivX is on 300 million devices – cell phones, over 2,000 TVs – or no, manufacturers – 2,000 manufacturers of televisions. Those are – those are primarily devices that we can’t get onto. That’s an install base that’s very valuable and meaningful based on the way we see this market unfolding and what we want to do for the studios and for the retailers.

So I think I’d separate those as being two different pieces of technology in the technology stack. Then I would say, going forward, that 30 million is obviously accelerated. So we are – we are going to be in a much better position with – as a combined company, and I think that that only helps us you know achieve that goal and go beyond it.

But keeping in mind that what we’re doing – you know the two pieces of the puzzle are different pieces of the puzzle. We are convinced, however, that the puzzle, for the most part here, you know we’ve created an operating system for digital video delivery that the two combined companies builds out, from the professional tools down to the clients to the DRM, I mean really everything that is needed to help facilitate movie delivery electronically, whether it’s subscription, you know download-to-own, streaming, it’s – those are just business models. We can facilitate that now in a very quick way in a market that’s evolving extremely quickly.

Kevin Hell:	Yes, in particular, the DivX footprint allows you to take content that you know you might have purchased, or you’re renting, and allow you to not only play it back on some of these new devices that have embedded service connectivity, but also the other devices that you may have in your home that either are not connected to the Internet, like DVD players, or devices that may be connected to the Internet but don’t have it in – the embedded service inside. And you want to be able to take that content and play it on those devices as well.

So it really rounds out the offering of you know what you can do with the content that you purchased from one of the partners on the RoxioNow platform.

Ralph Schackart:	I should ask a more basic question. In the prepared remarks, you gave sort of four points for the strategic rationale for the deal, and I think the second point was to accelerate CE licensing deals. Is that on a prospective basis? Or can you go back to that install footprint and then activate it with RoxioNow?

Dave Habiger:	Ralph, one more time, because you have (kind of) (inaudible) cut out.

Ralph Schackart:	Sorry. On the – when you laid out the strategic rationale, one of the points you made was that you were going to accelerate the CE licensing deals. My question is, is that on a prospective basis? Or are you able to go back, on a retro basis, and penetrate that 300 million footprint of DivX devices in the field today?

Dave Habiger:	We’ll be able to – it’s a combination. All (the) variety of devices there, but without – you know we’ll wait until we go into more details in the strategy. But it’s fair to say some of them we will be able to go back into retro and some we won’t. But we’re certainly going to leverage that position in those contracts, the – you know all the things you can image you’d want to – problems you’d want to solve for a CE manufacturer and for retailers and studios.

Ralph Schackart:	OK, last one, and I’ll turn it over. Maybe this one’s for Paul. Paul, on the guidance, I know you didn’t want to talk about it that much, but maybe at a high level, can you sort of help us think about how the business would sort of decline year over year, in June 2010 versus June 2009, with the rollout of RoxioNow? Can you maybe give some color on the deferred revenue, would that – is that part of the RoxioNow that we should think about?

Paul Norris:	Yes, it’s in part the new business. It’s where we’ve got a number of kind of ongoing deliverables on various larger contracts where we may not be able to recognize the revenue during a particular period, but we’ve got the relationship in place and the commitment for the payment in place. And it’s across the company. There’s – the RoxioNow initiative, the premium content initiative, is still a relatively small part of our business. So to the extent that you’re seeing a year-over-year change, you’re really looking at the – you know the core, the traditional consumer business and how that may be different year over year.

I think if you look at the – if you look at the guidance for the June quarter, this coming quarter versus the June quarter last year, you’re actually not looking at a particular decline from the actual results a year ago. But we’re still basically looking at a business where the financial results are indicative of the packaged software business and the OEM business that we offer to consumers.

Ralph Schackart:	And maybe one last one for Dave. Dave, is this change your sort of strategic focus of the traditional packaged software business or electronically delivered Roxio software business, now that you’ve acquired DivX?

Dave Habiger:	No, it’s doesn’t really change that. It certainly – there – we (inaudible). The Roxio business, we license some of the you know codecs and technology from (inaudible) and DivX. The users are – there’s 12 million users a month who go to the DivX Web site to purchase or buy software. So that’s an extraordinarily high – higher than anything Sonic’s ever had – of number of – at least in my – based on average I know, that I don’t ever recall anything like that number.

So there’s a huge amount of customers that we can sell to. There’s technology. There’s all sorts of (fun) benefits to the Roxio business. But it’s – you know that business, I think as Paul just said, if you looked at the guidance there, I don’t think it’s in any kind of decline. It’s a flat – that business – consumer software tends to grow when there’s operating system releases and new CE – you know new CE technology. And it tends to be flat when there’s a lag.

The – I certainly think this helps that business. But for the most part, I think when we look at this, it’s clear we’ve got studios are you know really – there’s something happening now, and there’s companies like Sonic and DivX who can move quickly and pull together the right pieces to solve and help our customers, which are the studios, to help the CE’s device manufacturers and retailers bring some order to a market that’s a little disjointed, but it’s growing very quickly and is you know my – in this particular case, you don’t see very often. Once every decade or so, we’re – it’s happening quickly, and we’re, I think, in a good position to take advantage of it.

Ralph Schackart:	OK, thanks.

Dave Habiger:	You’re welcome.

Operator:	Our next question comes from Jeff Rath with Canaccord.

Jeff Rath:	Hi, guys. Just a couple questions – one, just on the Sonic front, and then the other one as it relates to Sonic and DivX combined.

Dave, with regards to Sonic, it’s increasingly obvious that this product cycle is gaining substantial momentum, and – but we haven’t heard much from the standpoint of new digital storefront deals from Sonic, call it in the last few months.

So how should we think about that? Is that just a function of the – you know the – is deal flow sort of slow there? Or is this a disclose issue? You would think that there would – particularly with Best Buy putting some timelines to their launch, how should be think about, without sort of a little bit of a lull in news flow around the digital storefront announcements, can you give us some color there?

Dave Habiger:	Yes, I – so you should assume, or we would – we would guide the market to the fact that we’re going to be turning on more retailers and more CE devices, and those releases and announcements are tend – no, not tend to be, almost exclusively are tied to when that retailer wants to announce, and when they think it’s an appropriate time.

And so we don’t have a whole lot of control over those. So as much as I’d like to see a steady flow so you can track progress, that’s not something we can control. So you’re going to maybe find they come out in you know – in lumps.

I will say that you know we’re happy with that. It’s meeting expectations. We will expect to continue to see new storefronts, retailers, partners, hardware partnerships and device support. And you know in the coming you know week or two, you’ll see another flurry of those type of announcements. And at that point we’ll (have to) talk about them in detail when they’re public.

Jeff Rath:	Great. Just a question as it relates to the combined Roxio premium content solution. In the past, Dave, you’ve articulated that – your cloud-based solution as being sort of codec-agnostic. And yet the marketplace is fairly dynamic. Should we think about this decision to bring DivX and Sonic together now as companies that sort of can up-sell each other’s own capabilities and benefit from essentially the entire move forward in this product cycle?

Or is there – is there something more here where you’re seeing a desire by the studios to you know go to a one-shop type of solution, where – or a one-vendor solution? Is this – is there opportunity for I guess strategic leverage to be applied, so – where studios are benefiting from your cloud solution you can, not force, but elevate DivX codec in certain instances?

How strategic can you leverage the – is there some changes in the – in the commentary in the industry where there – maybe there’s some growing interest in integrating more tightly with different CRMs or codecs? Any color there?

Dave Habiger:	Yes, I mean we will do whatever it takes to fulfill the mission that we’ve been on. You know our mission statement for the last 20 years in the company, which is you know the creation, management, enjoyment of digital media from Hollywood to home. So we see our – you know the studios launch formats, we help them get that content from the studios to your home. And it just so happens this latest one is you know in a electronic form, streamed or download or you know however you want to think of that over the top.

We certainly are in a better strategic position with DivX given their footprint in CE device. And I think that helps with retailers and studios and consumers to better experience. But we’re also – we continue to be format-agnostic. I think DivX is as well. DivX produces most of the – over – you know most of the movies that you streamline or download are produced with DivX technology, right? Their enterprise software is essentially the software that produces most of the world’s over-the-top streaming services through all the companies out there that offer these kind of things. They’re the primary supplier.

And now those codecs, in many cases, are all – they’re different. So we will still have to maintain a master cloud that helps the studios cater to different codecs, different file formats and DRM. Because that’s in the best interest of the customer. It’s a good experience and makes things easy, and it’s in the best interest of the studio trying to move and – help move their content to consumers.

That being said, we certainly are in a stronger position strategically, having some control over what is you know deployed on devices, when it’s deployed and how it’s deployed, what we encode in the cloud and what formats we support. So you know we’ll go into more detail as we launch and close the deal and lay out a plan, but I think that’s probably the best way to think of it.

Jeff Rath:	And I guess just a final question here around the transaction that’s being proposed. You’ve said a September closing. Is there any timelines when you expect to have the proxy filings out – you know or any color you can give us around details of whether this was – I don’t know if the terminology’s right, but a broadly-shopped offering, or is this just essentially an agreement between the two companies? Were there other avenues explored, maybe on the DivX front? Kevin, maybe you can speak to that. Thanks.

Dave Habiger:	Well, you know that – this is Dave. Steve, that’s not – you know it will show up in proxies. I think we’ll leave it as you the formal documents that outline those kind of things in the proxy statement.

(Nils Erdmann):	Yes, and Jeff, timing-wise, that’ll be a normal course, next several weeks that we’ll be working on getting the proxy started and processed.

Jeff Rath:	All right, thanks, guys.

(Dave Habiger):	Thanks.

Operator:	Your next question comes from Jason Helfstein with Oppenheimer.

Jason Helfstein:	Thanks. Hey, two quick ones. Congratulations, first. How important, Dave, when you think about kind of where the studios are and how they’re thinking about the future, is DivX’s mobile solution to – or mobile addition to what can now be offered? Particularly given the you know high interest in what’s going on around iPad and people wanting to you know take more content with them?

And then just secondly, can you guys comment at all, is Voodoo a user of either company’s services today? Thanks.

Dave Habiger:	Yes, the first one, let’s see – let’s see, we – I’m losing track, (inaudible) your question here. So on mobile, yes, a very important – I don’t want to speak for the studios. That’s their – so I certainly think you know most people agree that mobile is an important market, and tablets and everything around that is important. So DivX is in a fantastic position on mobile.

Kevin Hell:	Yes, and just to expand on that, for those of you are not intimately familiar with where we were on the mobile front for DivX, we have currently over 80 handsets that have been certified, and we have relationships with three of the top five OEMs, including LG, Samsung, Motorola. We also have Pantech on board, and we continue to get great traction on the mobile front for a solution in playing back content from the Internet.

Jason Helfstein:	OK.

Kevin Hell:	I think that, coupled with – you know coupled with our format support, coupled with the RoxioNow platform, allows you to expand very rapidly to the mobile space where we’ve already had great inroads.

Dave Habiger:	And I think everyone was – Voodoo/Walmart, again we are not – not something that we’d go into – we’re allowed to go into detail on. We certainly have – Walmart’s a longstanding customer of ours, and we have a good relationship with them. So I think I’ll leave it at that.

Jason Helfstein:	OK, thanks.

(Dave Habiger):	Operator, we have time for just one more question.

Operator:	Thank you. And our next question comes from Mike Olson with Piper Jaffray.

Mike Olson:	All right, thanks. Good morning. Just back to what you were saying regarding new device partnerships. Is it fair to assume that most new device deals won’t be able to be announced until CES, just because of the typical cycle of new devices launches? Or is there potential for new device adds prior to CES?

Dave Habiger:	We will announce many devices before CES.

Mike Olson:	OK, and then.

Kevin Hell:	Of course DivX will continue to announce devices on a pretty regular basis.

Dave Habiger:	Yes, you’ll, on a regular basis, here that from both companies. And then there’s a separate category, which is retailers, so people that are basically you know putting their storefront on a device where we power it. And obviously, you’re going to hear about those as well. So, yes, this is not a wait-until-CES type of a stage right now.

Mike Olson:	OK. And then, back to one of the previous questions, focus of RoxioNow is ultimately being a neutral technology provider for kind of the industry-wide digital locker that enables delivery of video in all formats. And I guess just combining with DivX, and DivX being a specific format, changes the neutrality of Roxio now as an industry-wide digital locker technology, and what are kind of the positives or negatives of being less neutral, I guess, specifically?

Dave Habiger:	Yes, no, we are as neutral as we were before. So we have to power multiple devices that have existing DRM, existing codec, and we’ll continue to do that. We’ll continue to turn on whatever we need to turn on to get the movie to that device. We’ll probably do it more efficiently, and we’ll do it with a much broader set of tools. And in some cases, it will be DivX, in some cases it will be whatever the OEM would like to have on there.

So no, we’re as neutral as we were before.

Mike Olson:	Thank you.

Dave Habiger:	Welcome.

Operator:	At this time, I’d like to turn the call back over to our – to our moderator.

Dave Habiger:	Great. Well, thanks, everyone. We look forward to providing more detail and color on our plans going forward. And I want to thank everyone for getting on the call early today before the market.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may all disconnect. Everyone have a great day.

END

Forward-Looking Statements:

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information :

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Sonic and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC’s web site at www.sec.gov or by directing a request to either Sonic or DivX.